Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: MGM Growth Properties LLC and
MGM Growth Properties Operating Partnership LP
(Commission File No. 001-37733 and 333-215571, respectively)

Ed Pitoniak, CEO, VICI Properties Interview with Contessa Brewer, Correspondent, CNBC
Wed, 8/4 12:34PM – Interview Transcript

Contessa Brewer, CNBC “CB”): You're announcing today a big deal with MGM Growth Properties, explain the deal and what's in it for VICI.

Edward Pitoniak, VICI Properties (“EP”):
Yeah, so through this deal, Contessa, we're acquiring what we believe is the best in class experiential real estate portfolio in America. These are magnificent assets - seven assets in Las Vegas, eight assets throughout the rest of the United States, just incomparable scale and incomparable quality. And what this will do is give both the owners of MGP and VICI an opportunity to participate in what we think is the continuing institutionalization of this asset class, as this real estate gets recognized for being among the best real estate available for investment in America and frankly around the world.

CB:
When you're talking about diversification of your portfolio, was most of your revenue coming from a single tenant?

EP:
Early on, 100% of our revenue came from Caesars when we first got started, Contessa, and then over the last three and a half years, which is the entirety of our history, we managed to get our tenant roster up to about six tenants. MGM obviously now becomes a new tenant of ours, a new partner. And so what had been 100% concentration of rent with one tenant will now be a rent roster in which our largest tenant will continue to be Caesars, and wow, did they produce amazing results in Q2 as I think you reported this morning, followed by MGM. Caesars will be about 41%, MGM will be 40%. Altogether our rent roll will consist of 84% of our rent coming from S&P 500 tenants.

CB:
MGM, in fact, is reporting earnings after the bell today. Do you get, is there an advantage for VICI when your tenants do well?

EP:
Absolutely and I think what's really very gratifying, is the way in which gaming operators have validated themselves as what we believe are the most dynamic, resourceful leisure entertainment hospitality operators that are -- no one else has come through COVID like them. No one else was capable of paying 100% of their rent, in cash, on time, like operators like MGM and Caesars, and we have so much faith and conviction that going forward, they'll continue to be really innovative, so in touch with our guests and continually refreshing and reimagining and reinvigorating the experiences, especially when you look at a company like MGM, with a man like Barry Diller on their board. What we are excited about is what entertainment and leisure can and will look like out of MGM in the years ahead. As you take that incredible vigor and energy that exists both on the MGM board and management team.

CB:
It's remarkable to me when I look at this deal that VICI then becomes an estimated $45 billion market cap company. That is far larger than Las Vegas Sands, than MGM, than Caesars, than any of the companies whose property you're owning.

EP:
Yeah, no, we're kind of amazed ourselves. We were born in the Fall of ‘17, we had $600 million of rent. Pro forma for this transaction will have about $2.5 billion nearly $2.6 billion of rent or net operating income. And what's really exciting too is that is the critical presence we're creating along the Las Vegas Strip. The Las Vegas Strip is the most dynamic, experiential street in America, and, somebody needs to tell me if there's a more economically productive street in America than the Las Vegas Strip because the amount of economic activity that goes forth along that street again I think is incomparable. And through this transaction we give our investors really preeminent exposure to that economic activity.

CB:
Las Vegas Sands just sort of rolls off the tongue because very soon the deal will close that gives you ownership of the Las Vegas Sands property too: the Venetian and the Palazzo as well as the Expo Center. I gotta ask you, you're in such a great financial position, you've decided to return more capital to the shareholders?

EP:
Yes, we announced today -- might have gone a little bit lost in the magnitude of the news on our new partnership with MGM -- but we did announce today a 9.1% dividend increase which comes on the heels of a greater than 10% dividend increase last year. The number of REITs last year that had to reduce their dividends was obviously very high because of COVID. The number of REITs last year that grew their dividends by 10 or more percent was very small, and we're simply giving our investors the reward they deserve for the continuing growth of our business by putting forth this dividend increasingly announced today that will be effective Q3 of 2021.

CB:
And finally, where does this position VICI competitively, in this REIT landscape and especially REITs that are focused on experiential?

EP:
Yeah well in the REIT landscape overall, it'll make us a top five REIT in America, among what we call four wall REITs. These are REITs that own buildings that can be occupied by people. This is to say we are in this case we're not including the tower REITs, which obviously are by themselves of an enormous economic magnitude. So it will be a top five REIT. We will be a REIT that should, we hope, and we know we don't control this, should stand us in good stead to be ultimately included someday, again, we very much hope, in the S&P 500. So a top five REIT. And when it comes to experiential obviously the preeminent experiential REIT.

CB:
That's great, Ed. It's great to talk to you today. Thank you so much for coming on and giving us a sense of what this means for the team and for gaming, moving forward.

EP:
Thanks very much, Contessa. Very excited to tell and share the story with you.

***

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.